ANTELOPE ENTERPRISE HOLDINGS LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City,

Fujian Province, People’s Republic of China

July 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Sergio Chinos and Anne Parker

Re:	Antelope Enterprise Holdings Ltd
Registration Statement on Form F-3
File No. 333-260958

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Antelope Enterprise Holdings Ltd. (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on July 15, 2022, or as soon thereafter as possible on such date.

Very truly yours,

Antelope Enterprise Holdings Ltd.

/s/ Edmund Hen Man
Name: Edmund Hen Man
Title: Chief Financial Officer